Exhibit 3.2(b)

Amendment to the Company’s By-laws adopted February 23, 2007

Section 2.12. Election of Directors. ~~When a quorum is present at any meeting of stockholders, Directors shall be elected by a plurality of the votes of the stock present in person or represented by proxy at such meeting of stockholders and entitled to vote on the election of Directors.~~ Except as otherwise provided pursuant to the certificate of incorporation relating to the rights of the holders of any one or more classes or series of Preferred Stock issued by the corporation, acting separately by class or series, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present for which (i) the Secretary of the Corporation receives a notice in compliance with the applicable requirements for stockholder nominations for director set forth in these Bylaws that a stockholder proposes to nominate a person for election to the Board of Directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders.